

Mail Stop 3720

December 15, 2009

Richard J. Leimbach
Chief Financial Officer
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

      Re: Telkonet, Inc.
        Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008
        Amendment No. 1 to Forms 10-Q for the Fiscal Period Ended June 30, 2009 and
         September 30, 2009
        Filed December 11, 2009
        File No. 001-31972

Dear Mr. Leimbach:

We have reviewed your amended filings and have no further comments at this time.

Sincerely,
/s Paul Fischer for

Larry Spirgel
Assistant Director